Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher R. Bellacicco, Esq.

Re:	Eagle Growth and Income Opportunities Fund (File No.: 811-22839) Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to the undersigned by Mr. Christopher R. Bellacicco of the Staff on November 25, 2019. The comments of the Staff relate to the Fund's preliminary proxy statement on Schedule 14A and form of proxy (the "Preliminary Proxy Materials") for a special meeting of shareholders of the Fund (the "Special Meeting") scheduled to be held at 9:00 a.m., C.T., on Tuesday, January 21, 2020, at the offices of THL Credit Advisors LLC, 227 West Monroe Street, Suite 3200, Chicago, IL 60606, filed with the SEC on November 18, 2019.

On or about December 2, 2019, we plan to file with the SEC the definitive proxy materials and form of proxy (the "Definitive Proxy Materials") relating to the Special Meeting. For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

Questions and Answers

Comment 1: Please add disclosure regarding why the Board determined to replace the Fund's investment adviser with THL Credit Advisors LLC ("THL Credit"), but retain the Fund's sub-adviser, Eagle Asset Management, Inc. ("Eagle"). This disclosure should be a summary version of relevant disclosure later in the Preliminary Proxy Materials.

Response 1: The following disclosure will be added as the third paragraph under "Why am I being asked to approve the New Agreements?":

In approving the Interim Agreements and the New Agreements, the Independent Trustees considered, among other things, that: (i) the appointment of THL Credit may, by making available to the Fund THL Credit's expertise in bank loans, high-yield bonds and structured credit investments, improve the Fund's yield and total return to shareholders and may therefore help to narrow the Fund's trading discount; (ii) the retention of Eagle as sub-adviser may allow the Fund's shareholders to continue to benefit from the recent improved Fund performance and would provide continuity in the Fund's day-to-day portfolio management with respect to those portions of the portfolio advised by Eagle; and (iii) THL Credit's and Eagle's joint expense limitation proposal, together with THL Credit's proposal to provide, as part of its advisory relationship and at no additional cost to the Fund, investor support services not provided under the FW Advisory Agreement, could further reduce the Fund's overall fees and expenses and may therefore also help to narrow the Fund's trading discount.

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Securities and Exchange Commission

November 26, 2019

Proxy Card

Comment 2: Please disclose whether Fund shareholders need any control or identification numbers to access their form of proxy (see Rule 14a-16(d)(9) under the Securities Exchange Act of 1934, as amended).

Response 2: Fund shareholders do not need any control or identification number to access their form of proxy. Accordingly, we do not believe additional disclosure is necessary.

Please telephone the undersigned at 212.969.3381, or Nicole M. Runyan of this office at 212.969.3361, if you have any questions or comments.

Very truly yours,

/s/ Lisa Goldstein, Esq.

Lisa Goldstein, Esq.

cc:    Nicole M. Runyan, Esq.